UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DIALOG SEMICONDUCTOR PLC

(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F
  X
  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

  No
  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Press Release of Dialog Semiconductor Plc dated July 28, 2005:
”Dialog Semiconductor display drivers chosen by QUALCOMM MEMS® Technologies, Inc.”

Kirchheim/Teck, Germany, July 28, 2005 – Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has announced that the company’s display driver technology has been chosen by QUALCOMM MEMS Technologies, Inc. (QMT) for its iMoD™ displays. QMT, a wholly owned subsidiary of QUALCOMM Incorporated (Nasdaq: QCOM) formed after the acquisition of Iridigm Display Corporation, is responsible for developing leading display technology for mobile products using advanced MEMS (micro-electromechanical-systems) technology.

QMT chose to work with Dialog Semiconductor to take advantage of the company’s leading-edge driver technology for mobile devices, as well as Dialog’s long history of successful application specific IC (ASIC) development for leading wireless communications companies worldwide. Dialog Semiconductor launched its color LCD display drivers last year to address the need for high performance, fast response LCD displays in mobile products. Since then the company has seen strong growth in demand for these ICs as it commenced volume shipments to leading mobile handset manufacturers.

Roland Pudelko, CEO and president of Dialog Semiconductor, said, “QMT’s decision to use our ICs underlines Dialog Semiconductor’s emerging position as a leader in display driver technology. The combination of the power saving features of their iMoD displays and the efficient power management techniques implemented in our display drivers presents a powerful combined solution for mobile devices which need to offer increased battery life and provide high performance graphics capabilities to consumers.”

Using advanced MEMS (micro-electro-mechanical-systems) technology, QUALCOMM MEMS Technologies, Inc. (QMT) products will reflect QUALCOMM’s overall strategy of rapidly increasing the capability of mobile devices while driving down cost, size and power consumption. QMT is currently developing iMoD – a next generation display technology for the full range of mobile products. This industry-transforming display technology, combines thin film optics with MEMS structures to create an always-on display viewable in virtually any environment, that will create new value chains. Product release dates have not been announced.

Ends

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Dialog Semiconductor
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone:   +49-7021-805-0
Fax:    +49-7021-805-200
Internet:   http://www.Dialog-Semiconductor.com

QUALCOMM is a registered trademark of QUALCOMM Incorporated.  iMoD and Iridigm are trademarks of QUALCOMM Incorporated.  All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date August 1, 2005	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President